Matthew S. Furman

Senior Vice President,

Corporate Secretary &

Group General Counsel–

Corporate & Governance

The Travelers Companies, Inc.

485 Lexington Avenue

New York, NY 10017

917.778.6828 TEL

866.825.3699 FAX

mfurman@travelers.com

March 29, 2013

For Use of SEC Staff Only

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:          The Travelers Companies, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on March 21, 2013

File No. 001-10898

Dear Mr. Riedler:

This letter is in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 27, 2013, concerning The Travelers Companies, Inc.’s (the “Company”) preliminary proxy statement on Schedule 14A, filed on March 21, 2013.  We set forth your comments (displayed in bold) and our responses below.

1.             We note proposal number 4 seeking approval to amend the company’s Amended and Restated Articles of Incorporation to give the Board authority to issue up to 5 million shares of preferred stock. Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the preferred shares that will be newly available. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

Company response:

The Company has no existing plans, arrangements or understandings, whether written or oral, to issue any of the preferred shares with respect to which the Company is seeking shareholder approval.  Accordingly, in response to the Staff’s comment, the Company proposes to revise the disclosure contained in paragraph three of Item 4 of its definitive proxy statement as follows:

The Board has determined that the authorization of the New Preferred Stock is desirable and in the shareholders’ best interest because it will provide the Company with the flexibility to consider and respond to future business needs and opportunities as they arise from time to time, including in connection with capital raising, financing and acquisition needs or opportunities.  ~~We~~While we do not have any current specific plans, arrangements or understandings, written or oral, to issue any of the New Preferred Stock for any purpose, we are continually evaluating our financial position and analyzing the possible benefits of issuing additional equity securities, debt securities, convertible securities or a combination thereof in connection with, among other things:  (1) repaying indebtedness; (2) furthering our capital management strategy, including our share repurchase program; (3) financing acquisitions; or (4) strengthening our balance sheet.  The availability of shares of New Preferred Stock would give the Company flexibility to respond to future capital raising, financing and acquisition needs and opportunities without the delay and expense associated with holding a special meeting of shareholders to obtain further shareholder approval.  This flexibility is common with other large-cap corporations; the vast majority of other companies included in the Dow 30 have the authority in their charters to issue preferred stock without limitation on liquidation preference.

*         *         *         *         *

The Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the items discussed in this letter, please contact me at (917) 778-6828 (facsimile: 866-825-3699).

Sincerely,

Matthew S. Furman
Senior Vice President, Corporate Secretary & Group General Counsel – Corporate & Governance